SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of July 2008

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

16 Shenkar St, Entrance B,
Herzliya Pituach,
P.O.B. 12423
Israel, 46733
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

1.	On July 22, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	The holdings status of our a Senior Officeholder in the corporation and the Corporation itself:

Name of interested parties	Type of securities	Changes in the number of shares	Percentage of the company's shares
			Outstanding	Fully diluted

Shachar Rachim	Options	+16,000	0%	0.04%
Scailex Corporation Ltd.	Dormant shares	+94,932	0%	0%

After the above mention data the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares/ Options (*)/Dormant Shares (**)		Percentage of the company's shares
			Outstanding	Fully diluted

Sunny Electronics Ltd. [1]	24,056,052		63.17%	63.03%
Tao Tsuot Ltd.	9,262,485		24.32%	24.27%
Ilan Ben Dov	117,062		0.31%	0.31%
Yahel Shachar	40,000	(*)	0%	0.1%
Shachar Rachim	16,000	(*)	0%	0.04%
Scailex Corporation Ltd.	5,495,957	(**)	0%	0%

[1] The control shareholder of Tao Tsout Ltd and Suny Electronics Ltd, which are interested parties in the company, is Mr. Ilan Ben Dov. As of the date of the report Ilan Ben Dov group which include the above mentioned parties and Ilan Ben Dov itself hold 87.80% of the Company’s issued share capital and 87.61% on a fully diluted basis.

Out of the 24,056,052 company shares held by Suny Electronics Ltd., 19,112,255 shares are held by the trusty Mizrahi Tefahot trust company Ltd., an Israeli company (510422231), which holds the shares for Suny Electronics Ltd. As an owner of the shares, and Bank Mizrahi Tefahot Ltd As an owner of the enslaved

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

July 23, 2008